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June 29, 2012

Mark Cowan
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Post-Effective Amendment No.1 on Form N-4
        RiverSource Variable Account 10 ("Registrant")
        RiverSource RAVA 5 Advantage Variable Annuity
        RiverSource RAVA 5 Select Variable Annuity
        RiverSource RAVA 5 Access Variable Annuity
        (Offered for contract applications signed on or after April 30, 2012) File Nos. 333-179398/811-07355


Dear Mr. Cowan:

This letter is in response to Staff's written comments received on or about June 19, 2012 for the above-referenced Post-Effective Amendment filed on or about May 11, 2012. Comments and responses are outlined below.

COMMENT 1. General

     The supplement is dated May 11, 2012. Please note that the supplement should be dated close to the effectiveness date.

RESPONSE: Complied. The supplement date will be the same as the effective date.

COMMENT 2. The "Optional Benefits" paragraph in the "Contract in Brief."

     Please clarify in this section that the investment restriction is currently limited to one approved investment option.

RESPONSE: Complied. The following sentence has been added:

          Currently, there is only one approved investment option, Columbia Variable Portfolio - Managed Volatility Fund.

COMMENT 3. "Charges - Optional Living Benefit Charges."

     Please define the term "minimum contract accumulation value." The term is also undefined in the section entitled "Expense Summary - Optional Living Benefits."

RESPONSE: The term "minimum contract accumulation value" is defined in the "Accumulation Protector Benefit Rider" section as follows:

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     MINIMUM CONTRACT ACCUMULATION VALUE (MCAV): An amount calculated under the
     Accumulation Protector Benefit rider. The contract value will be increased to equal the MCAV on the Benefit Date if the contract value is less than the MCAV on the Benefit Date.

     Your initial MCAV is equal to your initial purchase payment.
     It is increased by the amount of any subsequent purchase payments received. It is reduced by any adjustments for partial surrenders made during the Waiting Period.

Since all defined terms are capitalized, we have capitalized the term
"minimum contract accumulation value" in the "Expense Summary - Optional Living Benefits"section and revised section "Charges - Optional Living Benefit Charges" as shown below (underlined):

     We deduct an annual charge for this optional feature only if you select it. If selected, we deduct an annual charge based on a fee of 1.30% of the greater of your contract value or the Minimum Contract Accumulation Value (as defined in the "Optional Living Benefits - Accumulation Protector Benefit Rider" section) on your contract anniversary.

COMMENT 4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel

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